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                          May 18, 2021

       Daniel Hirsch
       Chief Financial Officer
       Todos Medical Ltd.
       121 Derech Menachem Begin, 30th Floor
       Tel Aviv, 6701203 Israel

                                                        Re: Todos Medical Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed May 13, 2021
                                                            File No. 333-256053

       Dear Mr. Hirsch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kasey
Robinson at 202-551-5880 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Carl Sherer